Filed by ReNew Energy Global plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RMG Acquisition Corporation II

Commission File No. 001-39776

ReNew Energy Global PLC Announces Proposed Board of Directors for Post-Combination Company

•	Majority of the Board will consist of independent Directors, ensuring strong governance and at least two female Directors.

•	Proposed Directors bring decades of experience in business, government, and international institutions.

London, June 28, 2021: ReNew Energy Global PLC, (“the Company” or “ReNew Global”) today announced the proposed appointment of a new Board of Directors, which is to be seated after the close of the Company’s proposed business combination with RMG Acquisition Corporation II (“RMG II”).

The proposed Board of Directors for ReNew Global include the following six independent Directors:

•

Sir Sumantra Chakrabarti, formerly the President of The European Bank for Reconstruction and Development for two terms and Advisor to the Presidents of Kazakhstan and Uzbekistan on Economic Development. Sir Sumantra will also be the chairperson of the nomination committee.

•

Mr. Manoj Singh, formerly the Chief Operating Officer at Deloitte Touche Tohmatsu Ltd. (Deloitte Global), as part of a thirty-six-year career with the firm. Mr Singh will be the chairperson of the audit and remuneration committees.

•	Ms. Michelle Robyn Grew, Group Chief Operations Officer, General Counsel and the Head of CSR and Responsible Investing for Man Group

•

Dr. Ram Charan, a renowned management thinker and advisor to various global companies such as Bank of America, Toyota, 3G, Yidliz Holdings, Muyuan in China. He served on the faculties of Harvard Business School and Northwestern University.

•	Ms. Vanitha Narayanan, prior Chairman and MD of IBM India and Board leader with a successful track record spanning three decades across multiple geographies in technology and telecommunications; and

•	Mr. Robert S. Mancini, RMG II’s Chief Executive Officer and a Director since inception with decades of power sector experience as a former executive of Goldman Sachs & Co. and The Carlyle Group.

In addition, the other four proposed directors are:

•	Mr. Sumant Sinha, the founder of ReNew Power and ReNew Power’s Chairman and CEO since 2011. He will continue to serve as the Chairman of the post-combination company.

•	Mr. Michael Bruun, head of Europe, Middle East and Africa corporate equity and head of India corporate and growth investing at Goldman Sachs Asset Management.

•	Mr. Anuj Girotra, who oversees the Active Fundamental Equities and Relationship Investments programs for India at Canada Pension Plan Investment Board (CPP Investments); and

•	Mr. Projesh Banerjea, a Portfolio Manager in the Infrastructure Division at ADIA, who is responsible for the team’s Asia coverage efforts.

Speaking about ReNew Global’s proposed Board, Founder, Chairman and CEO of ReNew Energy Global PLC, Mr. Sumant Sinha said, “The Board of Directors that we have put together, which include many independent directors and two women directors, is a diverse group of incredibly experienced professionals, with expertise across international institutions, business and government. The proposed Board is the right group to guide ReNew in its next phase of growth, and to serve as stewards for the new publicly listed company. I look forward to working with all of them to continue our market leading work in the Indian renewable energy space.”

Full biographies of the proposed Directors are available in the Company’s draft F-4/A filing, which is accessible at www.sec.gov.

About ReNew Energy Global

ReNew Global is anticipated to be the parent company of ReNew Power Private Limited (ReNew) after the close of the Company’s proposed business combination with RMG Acquisition Corporation II. ReNew is India’s leading renewable energy independent power producer (IPP) by capacity and is the 13th largest global renewable IPP by operational capacity. ReNew develops, builds, owns, and operates utility-scale wind energy projects, utility-scale solar energy projects, utility-scale firm power projects and distributed solar energy projects. As of March 31, 2021, ReNew Power had a total capacity of close to 10 GW of wind and solar energy projects across India, including commissioned and committed projects from organic and inorganic growth opportunities. ReNew’s current group of stockholders contain several marquee investors including Goldman Sachs, CPP Investments, Abu Dhabi Investment Authority, GEF SACEF and JERA.

As previously announced, ReNew Energy Global Plc has entered into a definitive agreement for a business combination with RMG Acquisition Corporation II (NASDAQ: RMGB), a publicly traded special purpose acquisition company (SPAC), that would result in ReNew becoming a publicly listed company. Completion of the proposed transaction is subject to customary closing conditions and is expected to occur in the third quarter of 2021.

For more information, please visit: www.renewpower.in; Follow ReNew Power on Twitter @ReNew_Power

No Offer or Solicitation

This press release is for informational purposes only and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Press Enquiries

Arijit Banerjee

arijit.banerjee@renewpower.in

+91 9811609245

Investor Enquiries

Nathan Judge, CFA

nathan.judge@renewpower.in

+1 917-209-6750

Caldwell Bailey

ICR, Inc.

IR@renewpower.in

**************

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between ReNew Power Private Limited (“ReNew”), ReNew Energy Global plc (“ReNew Global”) and RMG Acquisition Corporation II (“RMG II”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by ReNew and the markets in which it operates, and ReNew’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RMG II’s securities, (ii) the risk that the transaction may not be completed by RMG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RMG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of RMG II and ReNew, the satisfaction of the minimum trust account amount following redemptions by RMG II’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on ReNew’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of ReNew or diverts management’s attention from ReNew’s ongoing business operations and potential difficulties in ReNew employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against ReNew, RMG II or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction, (x) the ability to maintain the listing of RMG II’s securities on The Nasdaq Stock Market LLC, (xi) the price of RMG II’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which ReNew plans to operate, variations in performance across competitors, changes in laws and regulations affecting ReNew’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the ability of RMG II to issue equity or equity-linked securities in connection with the transaction or in the future, (xiv) the risk of downturns in the renewable energy industry and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ReNew Global’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, RMG II’s amendment no. 2 to its Annual Report on Form 10-K/A and other documents filed by ReNew Global or RMG II from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ReNew Global and RMG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ReNew nor RMG II gives any assurance that either ReNew or RMG II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by ReNew or RMG II or any other person that the events or circumstances described in such statement are material.

Important Information and Where to Find It

This document relates to a proposed transaction between ReNew and RMG II. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. ReNew Global filed a registration statement on Form F-4 that includes a proxy statement of RMG II, a consent solicitation statement of ReNew Global and a prospectus of ReNew Global. The proxy statement/consent solicitation statement/prospectus will be sent to all RMG II and ReNew Global shareholders. RMG II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RMG II and ReNew Global are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RMG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG II may be obtained free of charge from RMG II’s website at www.rmgacquisition.com or by written request to RMG II at RMG Acquisition Corporation II, 50 West Street, Suite 40C, New York, New York 10006.

Participants in the Solicitation

RMG II, ReNew Global and ReNew and their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG II’s shareholders in connection with the proposed transaction. Information about RMG II’s directors and executive officers and their ownership of RMG II’s securities is set forth in RMG II’s filings with the SEC, including RMG II’s amendment no. 2 to its Annual Report on Form 10-K/A for the year ended December 31, 2020, which was filed with the SEC on May 11, 2021. To the extent that holdings of RMG II’s securities have changed since the amounts printed in RMG II’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.